Medicore, Inc.
                                2337 West 76th Street
                                   Hialeah, FL 33016
                               Telephone: (305) 558-4000
                               Telecopier: (305) 825-0961

                                                               July 19, 2005

Jim B. Rosenberg
Senior Assistant Chief Accountant
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 02549

    RE: Form 10-K for the fiscal year ended December 31, 2004
        Medicore, Inc. (06906)

     In response to your comments relating to our annual report on Form 10-K, we have made the revisions you noted with one clarification to our earlier response to the staff's prior comments forwarded to you on June 29, 2005 ("Initial Response"). We appreciate your review and assistance for compliance with the applicable disclosure requirements.

     The following responses are keyed to your comments. We are providing you with marked copies of our amendment no. 1 to our annual report on Form 10-K for the year ended December 31, 2004, to facilitate your review. Based on the modifications, the pagination has changed (new pagination marked in [ ]).

General
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1.  We have revised the disclosures, including, among others, pages 7-8,
45-46, 52-53, F-9 and F-11.

Item 7. Management's Discussion and Analysis of Financial Condition and
-----------------------------------------------------------------------
.. . ., page 39 [page 40]
------------------------

2.  Disclosed and quantified.

Liquidity and Capital Resources, page 48 [page 49]
--------------------------------------------------

3. Discussion revised as requested by Section IV.B. of Financial Reporting Release 72.

Aggregate Contractual Obligations, page 51 [52]
-----------------------------------------------

4. Table revised consistent with Item 303(a)(5) of Regulation S-K and Financial Reporting Release 67.

Critical Accounting Policies and Estimates, page 52 [53]
--------------------------------------------------------

5.  Initial Response comment no. 2, clarified as follows:

    (b) The provision for doubtful accounts is determined under a variety of criteria, primarily the aging of the receivables, historical collection trends, and payor mix. This is generally a reflection of DCA's collection experience. Due to the uncertainties involved and the lengthy period over which the collection problem with respect to Georgia Medicaid reimbursements had persisted, management determined that it was reasonable to include these receivables in the provision for doubtful accounts. As a result, DCA added $413,000 to doubtful accounts due to the issues with Georgia Medicaid. This disclosure has been provided. See page 46 of the amended Form 10-K. Based on the above, particularly the uncertainties involved and the lengthy period over which the collection problem persisted, management believes such complies with SFAS 5, including paragraphs 8, 22 and 23 of SFAS 5.

6. We have added a response to "Critical Accounting Policies and Estimates," page 54 of Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations."

Item 15(a)(1) and (2) - Financial Statements, page F-1
------------------------------------------------------

Report of Independent Certified Accountants, page F-3
-----------------------------------------------------

7. Auditor's Report Revised; new consents are provided for each accounting firm. See Exhibits 23.1 and 23.2.

Consolidated Statements of Operations, page F-5
-----------------------------------------------

8. Revised to present gain as discontinued operations. Consolidated Statements of Cash Flows also revised. See pages F-5 and F-6, Note 1, F-8 and F-13, Note 6, F-26 and F-27, and Note 12, F-31 (also Part I, page 16,
Part II, pages 39, 44, 49 and 53).

Consolidated Statements of Stockholders' Equity, page F-6
---------------------------------------------------------

9. We concur that our policy regarding subsidiary stock option exercises, which we have consistently followed over the years pursuant to the guidance in Staff Accounting Bulletin Topic 5H, should be reflected in our accounting policy disclosures. We have revised our accounting policy disclosures accordingly and have specifically identified the amount and effect of all such transactions reflected in the financial statement included in our Form 10-K. See Note 1, page F-9.

Notes to Consolidated Financial Statements, page F-8
----------------------------------------------------

10. We have revised the disclosure in the Form 10-K, pages 7 and 8, and
Note 7 to the Notes to the Consolidated Financial Statements, page F-27.

    We believe the contract is in substance a buy/sell agreement of 80% of the related dialysis center whose terms should be disclosed in the Notes to the Consolidated Financial Statements. Pre-tax profits trigger the potential sale on the sell or put side, although the purchase price is based on EBITDA. In the dialysis services business, pre-tax profits are directly related to the number of patients serviced or service revenues. If the dialysis center did not achieve specified volumes of service revenues, it would never reach the required pre-tax profit levels. EBITDA is an adjusted pre-tax profits amount. Thus, in substance the contract meets the conditions of paragraph 10(e)(3) and is not subject to SFAS 133.

    We also believe the contract is analogous to paragraph 11(c) since, as mentioned above, we believe the contract is in substance a buy/sell agreement or business acquisition of 80% of the related dialysis center. The terms are contingent, since on the sell side the purchase is contingent on achieving a certain level of pre-tax profits and the purchase price would be based on EBITDA (an adjusted pre-tax profits amount). Also, as disclosed in the contract, "the asset acquisition shall be subject to and governed by an asset acquisition agreement to be negotiated and completed in good faith between the Parties...."  Accordingly, the terms of the final purchase agreement in theory can vary from the fixed multiple times EBITDA calculation mentioned in the contract.

    Additionally, we believe any calculation of fair value would not have a material effect on the consolidated financial position or consolidated results of operations of the company. Also, as of the current date there has been no purchase or sale.

    Based on the above, we have concluded that the transaction is consistent with a contract incurred in the normal course of business and we have added additional disclosure as noted above.

Note 6 - Business Segment Data, page F-24
-----------------------------------------

11. Breakdown of medical services revenue provided as per paragraph 37 of SFAS 131.

Note 9 - Acquisitions, page F-28 [F-29]
---------------------------------------

12. Recognition of goodwill, disclosure provided.

    Item 9A, "Controls and Procedures," has been modified (page 56) as we proposed in the Initial Response to comment no. 7 of the staff's initial comments dated June 22, 2005.

    New certifications have been provided.  See Exhibits 31.1, 31.2 and 32.1.

    We have added an "Explanatory Note" up front (page (ii), reflecting the modifications made by the Form 10-K Amendment).

    Once again, we would appreciate expedited review to the extent you are able to provide such, since DCA and Medicore are attempting to hold their respective annual meetings, particularly relating to approval of the merger and related matters, as discussed in the Registration Statement. Your consideration to these circumstances is greatly appreciated.

                                       Very truly yours,

                                       Medicore, Inc.

                                          /s/ Daniel R. Ouzts
                                       By:________________________________
                                          Daniel R. Ouzts, Vice President of
                                          Finance and Principal Financial
                                          Officer

cc: Jeffrey Reidler, Asst. Dir. of Corp. Finance
    Zafar Hasan, Staff Attorney
    Oscar M. Young, Senior Staff Acct.
    Tabatha Akins, Staff Acct.